                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                            (Amendment No.   2   )*



                               DUNN & BRADSTREET
                                (Name of Issuer)




                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)




                                   264830100
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 264830100




1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates  L.P.  04-3276558



2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)
                                        (b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware





NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
17,374,440



7.
SOLE DISPOSITIVE POWER
5,435,440



8.
SHARED DISPOSITIVE POWER
11,939,000





9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,374,440


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.14%


12.
TYPE OF REPORTING PERSON*
IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 264830100




1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates  Inc.  04-3276549



2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)
                                        (b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware





NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
17,374,440



7.
SOLE DISPOSITIVE POWER
5,435,440



8.
SHARED DISPOSITIVE POWER
11,939,000





9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,374,440


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.14%


12.
TYPE OF REPORTING PERSON*
IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)            Name of Issuer:
                     Dunn & Bradstreet

     1(b)            Address of Issuer's Principal Executive Offices:
                     One Diamond Hill Road
                     Murray Hill, NJ 07974

Item 2(a)            Name of Person Filing:
                     Harris Associates L.P. ("Harris")
                     Harris Associates Inc. ("General Partner")

     2(b)     Address of Principal Business Office or, if none, Residence:
                     Both Harris and the General Partner maintain their pricipal offices at:

                     Two North LaSalle Street, Suite 500
                     Chicago, IL 60602-3790

     2(c)     Citizenship:
                     Harris is a Delaware limited partnership.
                     The General Partner is a Delaware corporation.

     2(d)     Title of Class of Securities:
                     Common Stock, $1.00 Par Value (the "Shares")

     2(e)     CUSIP Number:
                     264830100

Item 3  If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                     Not applicable.

Item 4  Ownership (at March 31, 1998):

     4(a)  By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be
        the beneficial owner of the following shares:
                     17,374,440

     4(b)     Percent of Class: (based on 171,354,339 shares
        outstanding)
                     10.14%

     4(c)     Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:
                     None

        (ii)  shared power to vote or to direct the vote:
                     17,374,440

        (iii) sole power to dispose or to direct the disposition of:
                     5,435,440

        (ii)  shared power to dispose or to direct the disposition of:
                     11,939,000

        Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of its business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

        In addition, Harris serves as investment adviser to the Harris Associates Investment Trust (the "Trust"), and various of Harris' officers and directors are also officers and trustees of the Trust. Harris does not consider that the Trust is controlled by such persons. The Trust, through its various series, owns 11,356,800 Shares, which are included as Shares over which Harris has shared voting and dispositive power, and thus, as Shares beneficially owned by Harris because of Harris' power to manage the Trust's investment. In addition, Harris serves as investment adviser to a small number of other clients who may own Shares, but for which Harris does not have discretionary authority. Nevertheless, if owned by such clients, these Shares are included as Shares over which Harris has shared voting and dispositive power, although Harris may not be deemed the beneficial owner (as defined in Rule 13d-3) of such shares.


Item 5  Ownership of Five Percent or Less of a Class:
                     Not Applicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
        The Common Stock reported herein has been acquired on behalf of advisory clients of Harris. Of the 11,939,000 Shares indicated as "shared power to dispose or to direct the disposition of," 9,741,300 shares are owned by The Oakmark Fund, a series of the Trust. Persons other than Harris are entitled to receive all dividends from, and proceeds from the sale of, the securities reported herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                     Not Applicable.

Item 8  Identification and Classification of Members of the Group:
                     Not Applicable.

Item 9  Notice of Dissolution of Group:
                     Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 9, 1998



                         Harris Associates, Inc., for itself and, as general partner for Harris Associates L.P.


                         By:/s/Anita M. Nagler
                         Anita M. Nagler
                         Vice President